Filed by Eli Lilly and Company

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

February 8, 2019

For Release:	February 8, 2019, 6:45 a.m. EST
Refer to:	J. Scott MacGregor; jsmacgregor@lilly.com; 317-440-4699 (Media) Kevin Hern; hern_kevin_r@lilly.com; 317-277-1838 (Investor Relations)

Lilly Will Initiate Divestiture of its Remaining Interest in Elanco Animal Health

Provides Lilly shareholders opportunity for tax-free exchange

INDIANAPOLIS, February 8, 2019 - Eli Lilly and Company (NYSE: LLY) announced it will initiate an exchange offer today to divest its remaining interest in Elanco Animal Health (NYSE: ELAN).

Elanco completed its initial public offering (IPO) in September 2018, with Lilly retaining an 80.2 percent ownership interest in Elanco.

In the exchange offer, Lilly shareholders can exchange all, some or none of their shares of Lilly common stock for shares of Elanco common stock owned by Lilly, subject to possible proration as described below. The exchange offer is anticipated to be tax-free for participating Lilly shareholders in the United States, except with respect to cash received in lieu of fractional shares. To permit the exchange offer to occur, Lilly has received a waiver of the 180-day lock-up from the joint lead book-running managers of the IPO.

“We were encouraged by the demand for the IPO and have been pleased with Elanco’s performance,” said David A. Ricks, Lilly’s chairman and chief executive officer. “It’s the right time to finalize the separation, let Elanco chart its future as a standalone company, and focus Lilly on our core mission to create human medicines that make life better for people around the world.”

“I want to thank the entire Lilly organization for their support of Elanco throughout our 64-year history, and particularly in the last decade as they supported Elanco’s growth into a diversified, global company with the size and scope to successfully operate independently,” said Jeff Simmons, president and chief executive officer of Elanco. “We will take the Lilly values, heritage and goal to better lives through innovation with us into our next chapter.”

The exchange offer is designed to permit Lilly shareholders to exchange their shares of Lilly common stock for shares of Elanco common stock at a 7 percent discount, subject to an upper limit of 4.5262  shares of Elanco common stock per share of Lilly common stock. If the upper limit is not in effect, for each $100 of shares of Lilly common stock accepted in the exchange offer, tendering shareholders would receive approximately $107.53 of Elanco common stock. These values will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices of Lilly common stock and Elanco common stock on the New York Stock Exchange during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer, which would be March 4, March 5, and March 6, 2019, if the exchange offer is not extended or terminated.

The final exchange ratio, reflecting the number of shares of Elanco common stock that tendering shareholders will receive for each share of Lilly common stock accepted in the exchange offer, will be announced by press release by 9 a.m. on the trading day immediately preceding the expiration date of the exchange offer. The final exchange ratio, when announced, and a daily indicative exchange ratio beginning at the end of the third trading day of the exchange offer period, also will be available at www.lillyexchangeoffer.com.

The completion of the exchange offer is subject to certain conditions, including: at least 146.645 million shares of Elanco common stock being distributed in exchange for shares of Lilly common stock validly tendered in the exchange offer; and the receipt of an opinion of counsel that the exchange offer will qualify for tax-free treatment to Lilly and its participating shareholders.

Lilly owns 293.29 million shares of Elanco common stock, which represents approximately 80.2 percent of the outstanding common stock of Elanco. The largest possible number of shares of Lilly common stock that will be accepted in the exchange offer equals 293.29 million divided by the final exchange ratio. Because the exchange offer is subject to proration if it is oversubscribed, the number of shares of Lilly common stock that Lilly accepts in the exchange offer may be less than the number of shares tendered. If the exchange offer is undersubscribed, Lilly would exchange less than 293.29 million shares of Elanco common stock. In that case, Lilly would continue to own an interest in Elanco and, depending on the number of shares of Elanco common stock distributed in the exchange offer, Lilly could retain voting control of Elanco with respect to, among other things, the election of directors. If Lilly continues to own an interest in Elanco after the exchange offer, Lilly intends to conduct additional exchange offers or declare and pay a special dividend of shares of Elanco common stock to all Lilly shareholders to complete the disposition of its Elanco shares.

The exchange offer is voluntary for Lilly shareholders. Investors considering the exchange should consult a licensed investment advisor. No action is necessary for Lilly shareholders that choose not to participate, who retain their existing Lilly shares.

The terms and conditions of the exchange offer will be more fully described in a Registration Statement on Form S-4 (Registration Statement) that Elanco intends to file with the U.S. Securities and Exchange Commission (SEC) and a tender offer statement on Schedule TO to be filed by Lilly with the SEC today.

Goldman Sachs & Co. LLC, J.P. Morgan and Morgan Stanley will serve as dealer managers for the exchange offer.

About Eli Lilly and Company

Lilly is a global healthcare leader that unites caring with discovery to create medicines that make life better for people around the world. We were founded more than a century ago by a man committed to creating high quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism.

About Elanco

Established in 1954, Elanco provides comprehensive products and knowledge services to improve animal health and food-animal production in more than 70 countries around the world. Elanco supports the beef, dairy, poultry, swine and aquaculture industries, and offers a robust product portfolio for companion animals.

This press release does not constitute an offer of any securities for sale.

C-LLY

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It:

This document is for informational purposes only and is neither an offer to buy, sell or exchange nor the solicitation of an offer to buy, sell or exchange any securities. If the exchange offer is commenced, and there can be no assurances that the exchange offer will be commenced on the terms described in this document or at all, the terms and conditions of the exchange offer will be more fully described in the registration statement to be filed by Elanco with the SEC and a Schedule TO to be filed by Lilly with the SEC. The prospectus, which will be included in the registration statement, will contain important information about Lilly, Elanco, the planned separation of Elanco from Lilly and related matters. Lilly will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by Lilly and Elanco, if and when they become available and before making any investment decision. None of Lilly, Elanco, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Lilly and Elanco at the SEC’s website at www.sec.gov. Those documents also may be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.

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